SUB-ITEM 77C
GAI Aurora Opportunities Fund, LLC

A Special Meeting (the "Meeting") of Members of the GAI Aurora Opportunities Fund, LLC (the "Aurora Fund") was held on June 10, 2016 at the offices of Wells Fargo Investment Institute, Inc., 401 South Tryon Street, 2nd Floor, South End Conference Room, Charlotte, NC 28202. The following proposal was submitted for a vote of the Members:
1. To approve the Agreement and Plan of Reorganization in connection with the reorganization of the Aurora Fund with and into the GAI Corbin Multi-Strategy Fund, LLC.

    FOR                 AGAINST              ABTAIN
497,751.107  78%         0  0%          140,391.338  22%


2. To transact such other business as may properly come before the Meeting related to the proposal.

 NONE